EXHIBIT 99.1

MAG Announces Second Quarter 2024 Production From Juanicipio and Increases Grade Guidance

VANCOUVER, British Columbia, July 24, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the second quarter (“Q2”) ended June 30, 2024.

Q2 Highlights

  Expanding throughput: Juanicipio processed 336,593 tonnes of ore in Q2 continuing to build on daily milling rates. Consistent with Q1, all ore was processed at the Juanicipio plant in Q2.
  Continued strong grades: The average silver head grade for the quarter was 498 grams per tonne (“g/t”), surpassing the previous quarter and reaffirming the high-grade nature of the Juanicipio deposit which continues to demonstrate its significant long-term potential.
  Enhanced recovery: Metal recovery rates improved compared to the previous quarter showcasing the ongoing operational enhancements and circuit optimization efforts at Juanicipio.
  Commercial pyrite production: Commenced commercial production of pyrite concentrate during the quarter delivering incremental silver and gold recovery.
  Robust production: Juanicipio exceeded expectations with preliminary production estimates of 5.0 million silver ounces and 9,267 gold ounces.
  Grade guidance increased: With the continued operational outperformance in the first half of 2024, grade guidance has been revised upwards. Silver head grade at Juanicipio is expected to be between 420g/t and 460g/t for 2024 (previously 380g/t to 420g/t). Comprehensive financial and operational results along with a definitive guidance update are expected to be released on August 2, 2024.

Compared to Q2 2023, Juanicipio's performance significantly improved reflecting the progress made since the commencement of mining ramp-up and plant commissioning in February 2023. Importantly performance in Q2 was achieved solely at the Juanicipio plant, without incremental processing at the Fresnillo and Saucito plants.

Comparative production highlights (100% basis):

		Q2 2024	Q1 2024	% Chg	Q2 2023^	% Chg	H1 2024	H1 2023^	% Chg
Tonnes processed	t	336,593	325,684	3.3%	377,718	-10.9%	662,276	599,741	10.4%

Head grades
Silver	g/t	498	476	4.6%	498	0.0%	488	448	8.9%
Gold	g/t	1.2	1.32	-9.1%	1.25	-4.0%	1.26	1.18	6.8%
Lead	%	1.56	1.35	15.6%	1.05	48.6%	1.45	0.94	54.3%
Zinc	%	2.99	2.49	20.1%	1.92	55.7%	2.74	1.74	57.5%

Production
Silver	koz	4,984	4,445	12.1%	5,207	-4.3%	9,429	7,377	27.8%
Gold	oz	9,259	9,927	-6.7%	10,573	-12.4%	19,186	16,543	16.0%
Lead[1]	klb	9,956	8,704	14.4%	7,500	32.8%	18,664	10,700	74.4%
Zinc[2]	klb	18,850	14,653	28.6%	11,944	57.8%	33,502	16,964	97.5%

^ Includes material processed at the Fresnillo, Saucito and Juanicipio beneficiation plants.
1 Lead recovered to lead concentrate.
2 Zinc recovered to zinc concentrate.

“The second quarter continued to validate the strength and quality of our operations at Juanicipio,” said George Paspalas, MAG Silver’s President and CEO. “We achieved solid milling rates, improvements in recovery and exceptional head grades in a very supportive commodity price environment. With the robust foundation of the first half of 2024, increased silver grade guidance and ongoing project optimization we remain confident we are well positioned for continued growth and long-term success.”

Qualified Person: All scientific or technical information in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of the full-scale ramp up of milling activities, provisional estimates relating to production at Juanicipio for Q2 2024, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, failure of the Company to receive approval from the Toronto Stock Exchange of the renewal of the unallocated entitlements under the Plans, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer

Phone: (604) 630-1399
Website:www.magsilver.com

Toll Free:(866) 630-1399
Email: info@magsilver.com